UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42186

BloomZ Inc.

Toyo Recording 1F, 4-5-19 Akasaka

Minato-ku, Tokyo 107-0052

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note

BloomZ Inc. (the “Company”) is filing this Amendment No. 1 on Form 6-K/A (this “Amendment”) solely to correct an inadvertent clerical error in the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on March 14, 2025 (the “Original Form 6-K”). The sentence “Mr. Nakade received his bachelor’s degree in Law from Toyo University in 1994, his master’s degree in Agriculture from Ibaraki University in 2014, and his PhD in Agriculture from Ibaraki University in 2022” in the Original Form 6-K is hereby deleted and replaced with the following: “Mr. Nakade received his bachelor’s degree in Law from Toyo University in 1994, his master’s degree in Agriculture from Ibaraki University in 2014, and his Ph.D. in Agriculture from Tokyo University of Agriculture and Technology in 2020.”

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update, or restate the information in any other item of the Original Form 6-K, or reflect any events that have occurred after the Original Form 6-K was filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2025

BloomZ Inc.

By:	/s/ Kazusa Aranami
Name:	Kazusa Aranami
Title:	Chief Executive Officer

2